Exhibit 7

Item 3 Common Stock Issuances pursuant to Dividend Reinvestment Plan

The Prudential Insurance Company of America participated in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, was issued additional Common Stock in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvestment	Amount Reinvestment	Price per Share	Number of Shares
Class I Common Stock	11/26/2024	$60,762.89	$27.82	2,184.144